Filed pursuant to Rule 424(b)(3)

Registration No.: 333-284350

PROSPECTUS SUPPLEMENT No. 9

(To the Prospectus dated May 9, 2025)

BIODEXA PHARMACEUTICALS PLC

341,352,000,000 Ordinary Shares Representing 3,413,520 American Depositary Shares

This prospectus supplement No. 9 (the “Prospectus Supplement”) amends and supplements our prospectus contained in our Registration Statement on Form F-1, as amended, effective as of May 9, 2025 (the “Prospectus”), related to the resale by the selling shareholder identified in the Prospectus of up to an aggregate of 341,352,000,000 of our ordinary shares, nominal value £0.000001 per share, represented by 3,413,520 American Depositary Shares (the “Depositary Shares”).

This Prospectus Supplement is being filed in order to incorporate into and include in the Prospectus the information contained in our attached Report on Form 6-K, filed with the Securities and Exchange Commission on September 12, 2025.

This Prospectus Supplement should be read in conjunction with the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained therein.

Our Depositary Shares are listed on the NASDAQ Capital Market under the symbol “BDRX.” The last reported closing price of Depositary Shares on the NASDAQ Capital Market on September 11, 2025 was $5.93.

Investing in our securities involves risks. See “Risk Factors” beginning on page 10 of the Prospectus and in the documents incorporated by reference in the Prospectus for a discussion of the factors you should carefully consider before deciding to purchase these securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

______________________________

The date of this Prospectus Supplement is September 12, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 001-37652

Biodexa Pharmaceuticals PLC

(Translation of registrant’s name into English)

1 Caspian Point,

Caspian Way

Cardiff, CF10 4DQ, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On September 12, 2025, Biodexa Pharmaceuticals PLC (the “Company”) issued a press release announcing its financial and operating results for the six months ended June 30, 2025. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information set forth in the press release under the headings “Chief Executive’s Review,” “1H25 Financial Review” and the Consolidated Unaudited Interim Financial Statements for the six month period ended June 30, 2025 and the notes thereto shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Number 333-209365) and Form F-3 (Registration Number 333-267932) of the Company (including any prospectuses forming part of such registration statements) and be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Other than as set forth herein, the information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SUBMITTED HEREWITH

Attached to the Registrant’s Form 6-K filing for the month of September 2025, and incorporated by reference herein, is:

Exhibit No.	Description
99.1	Press Release, dated September 12, 2025

101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH	INLINE XBRL Taxonomy Extension Schema Document.

101.DEF	INLINE XBRL Taxonomy Extension Calculation Linkbase Document.

101.CAL	INLINE XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	INLINE XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	INLINE XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Biodexa Pharmaceuticals PLC

Date: September 12, 2025	By:	/s/ Stephen Stamp
Stephen Stamp
Chief Executive Officer and Chief Financial Officer

Exhibit 99.1

September 12, 2025

Biodexa Pharmaceuticals PLC

(“Biodexa” or the “Company”)

Interim results for the six months ended June 30, 2025

Biodexa Pharmaceuticals PLC (Nasdaq: BDRX), a clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs, today announces its unaudited interim results for the six months ended June 30, 2025 which will also be made available on the Company’s website at www.biodexapharma.com.

OPERATIONAL HIGHLIGHTS

The Company announced the following in the six months ended June 30, 2025:

•	Allowance by the US Patent and Trademark Office of patent application No. 17/391-495 “Oral Rapamycin Nanoparticle Preparations and Use”, exclusively licensed to the Company by Emtora Biosciences .

•	Appointment of Precision for Medicine, LLC as the clinical research organization to conduct the European component of the upcoming registrational Phase 3 study of eRapa in FAP.

•	A successful Type C meeting with the US Food and Drug Administration regarding the protocol for the Company’s registrational Phase 3 study of eRapa in FAP.

•	Orphan Drug Designation granted for eRapa in FAP by the European Commission.

•	Recruitment of the first patient in a Phase 2a study of tolimidone in Type 1 Diabetes in an Investigator Initiated Trial conducted by the University of Alberta Diabetes Institute.

•	Selection of ‘Serenta’ as the brand name for its Phase 3 clinical study of eRapa in FAP together with launch of a dedicated website, www.serentatrial.com, to provide information and resources for patients, caregivers, and healthcare professionals.

•	Activation of the first clinical study site in the US for its Serenta trial in patients with FAP.

Post period end:

•	Filing of a Clinical Trial Application with the European Medicines Agency for its Serenta trial in patients with FAP.

•	Enrolment of first patients in the Serenta trial by the Pan American Center for Oncology Trials in San Juan, Puerto Rico.

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FINANCIAL HIGHLIGHTS

•	Signing of a $35 million Equity Line of Credit with C/M Capital Master Fund LP, or C/M, pursuant to which the Company has the right, but not the obligation, to sell to C/M, and C/M is obligated to purchase newly issued ADSs for a period of 36 months.

•	The Company’s collaboration partner, Emtora Biosciences, was awarded an additional grant of $3.0 million from the Cancer Prevention & Research Institute of Texas, bringing the total of non-dilutive grant funding to $20.0 million in support of the registrational Phase 3 program of eRapa in FAP.

•	R&D costs decreased to £1.67 million in 1H25 (1H24: £2.19 million) reflecting a reduction in spend on the MAGIC-G1 study in recurrent glioblastoma and pre-clinical studies offset by an increase in expenditure (net of CPRIT grant income) on MTX230 (eRapa).

•	Administrative costs increased to £2.38 million (1H24: £2.03 million) as a result of a foreign exchange charge offset by a reduction in transaction related costs.

•	Net cash used in operating activities (after changes in working capital) in 1H25 was £3.30 million (1H24: £4.81 million).

•	The Company’s cash balance at June 30, 2025 was £4.04 million.

Commenting, Stephen Stamp, CEO and CFO, said “The first half was extremely productive. Having secured Fast Track designation and successfully negotiated our way through a Type C meeting with the FDA, in August we enrolled the first patients into our pivotal Serenta trial of eRapa in FAP. In parallel, we secured orphan designation from the European Commission for eRapa in FAP in Europe and filed a Clinical Trial Application with the EMA, which sets us up to begin enrolment in the Serenta trial in Europe in the fourth quarter”.

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CHIEF EXECUTIVE’S REVIEW

Our main focus in the first half of 2025 was on preparatory activities for the start of our registrational Phase 3 trial of eRapa in Familial Adenomatous Polyposis (“FAP”).

R&D update

In the first half of 2025 we materially advanced our R&D pipeline, moving eRapa in FAP into Phase 3 and tolimidone for Type 1 Diabetes (“T1D) into Phase 2:

eRapa

eRapa is a proprietary oral formulation of rapamycin, also known as sirolimus. Rapamycin is an mTOR (mammalian Target Of Rapamycin) inhibitor. mTOR has been shown to have a significant role in the signalling pathway that regulates cellular metabolism, growth and proliferation and is activated during tumorgenesis. Rapamycin is approved in the US for organ rejection in renal transplantation as Rapamune®(Pfizer). Through the use of nanotechnology and pH sensitive polymers, eRapa is designed to address the poor bioavailability, variable pharmacokinetics and toxicity generally associated with the currently available forms of rapamycin. eRapa is protected by a number of issued patents which extend through 2035, with other pending applications potentially providing further protection beyond 2035.

Familial Adenomatous Polyposis (“FAP”)

FAP is an orphan indication characterized by a proliferation of polyps in the colon and/or rectum, usually occurring in mid-teens. There is no approved therapeutic option for treating FAP patients, for whom active surveillance and surgical resection of the colon and/or rectum remain the standard of care. If untreated, FAP almost always leads to cancer of the colon and/or rectum. There is a significant hereditary component to FAP with a reported incidence of one in 5,000 to 10,000 in the US and one in 11,300 to 37,600 in Europe. eRapa has received Orphan Designation in the US and in Europe. Importantly, mTOR has been shown to be over-expressed in FAP polyps – thereby underscoring the rationale for using a potent and safe mTOR inhibitor like eRapa to treat FAP.

An open-label Phase 2 study (NCT04230499) was conducted by Emtora in seven U.S. centres of excellence in 30 adult patients. Patients were sequentially enrolled into three dosing cohorts of 10 patients each for a 12-month treatment period: 0.5mg every other day (Cohort 1), 0.5mg daily every other week (Cohort 2), and 0.5mg daily (Cohort 3). Upper and lower endoscopic surveillance occurred at baseline and after six months. Primary endpoints were safety and tolerability of eRapa and percentage change from baseline in polyp burden, as measured by the aggregate of all polyp diameters.

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In May 2024 and June 2024, results of the Phase 2 study at six months and 12 months, respectively, were presented at prestigious scientific meetings by Carol Burke, MD, the Principal Investigator. In summary, at six months, eRapa appeared safe and well-tolerated with a significant 24% reduction in the total polyp burden at six months compared with baseline and an overall 83% non-progression rate. At 12 months, 21 of 28 (75%) patients were deemed to be non-progressors with a median reduction in polyp burden of 17%. In Cohort 2, the dosage regimen for Phase 3, eight of nine (89)% of patients were deemed non-progressors at 12 months with a median reduction in polyp burden of 29%. Over the course of 12 months, there were four related Grade 3 or higher and one related Serious Adverse Event reported during the trial and 95% compliance rate at 12 months. One patient was removed from the trial due to non-compliance.

The Phase 3 registrational study (NCT06950385) is a double-blind placebo-controlled design, recruiting 168 high risk patients diagnosed with germline or phenotypic FAP. The primary clinical endpoint is first progression free survival event which will comprise composite endpoints including major surgery. We had a successful ‘Type C’ meeting with the FDA in January 2025 to finalise the protocol. The first clinical site was initiated in June 2025 and the first patients enrolled by the Pan American Center for Oncology Trials in San Juan, Puerto Rico in August 2025. Europe is following closely behind; our contract research organisation, Precision for Medicine, was appointed in March 2025. Orphan Drug Designation for eRapa in FAP was granted by the European Commission in May 2025. A Clinical Trial Application was filed with the European Medicines Agency for the Serenta trial in July 2025 which, if approved, will facilitate the start of patient recruitment in Europe in 4Q25.

Non-muscle Invasive Bladder Cancer (“NMIBC”)

NMIBC refers to tumors found in the tissue that lines the inner surface of the bladder. The most common treatment is transurethral resection of the bladder tumor followed by intravesical Bacillus Calmette-Guerin (“BCG”) with chemotherapy depending upon assessment of risk of recurrence. NMIBC is the fourth most common cancer in men with an incidence of 10.1 per 100,000 and 2.5 per 100,000 in women.

The ongoing multi-centre, double-blind, placebo-controlled Phase 2 study in NMIBC (NCT04375813) is fully enrolled at 166 patients with primary endpoints of safety/tolerability and relapse free survival after 12 months of treatment. The study, which is supported by a $3.0 million non-dilutive grant from the National Cancer Institute, part of the National Institutes of Health, was transferred to the University of Texas, San Antonio as an Investigator Initiated Trial and is expected to read out in mid-2026.

MTD228 - Tolimidone

Tolimidone was originally discovered by Pfizer and was developed through Phase 2 for the treatment of gastric ulcers. Pfizer undertook a broad pre-clinical program to characterize the pharmacology, pharmacokinetics, metabolism and toxicology of tolimidone. Pfizer discontinued development of the drug due to lack of efficacy for that indication.

Tolimidone is a selective activator of the enzyme Lyn kinase which increases phosphorylation of insulin substrate-1, thereby amplifying the signalling cascade initiated by the binding of insulin to its receptor.

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Type 1 Diabetes (“T1D”)

Tolimidone’s potential utility in T1D has been demonstrated by several preclinical studies conducted by the University of Alberta, where Lyn kinase was identified as a key factor for beta cell survival and proliferation in in vitro and in vivo models. Most importantly, tolimidone appeared to induce proliferation in beta cells isolated from human cadavers. From a mechanism of action perspective, tolimidone has been shown to both prevent beta cell degradation and to stimulate beta cell proliferation. In a meta analysis of 1,202 articles and 193 studies, the incidence of T1D was shown to be 15 per 100,000 with a prevalence of 9.5 per 10,000 of the population.

As a first step in the continued clinical development of tolimidone, a Phase 2a Investigator Initiated Trial (IIT) at the University of Alberta Diabetes Institute (NCT06474598) is designed to establish the minimum effective dose of tolimidone in patients with T1D. The study, enrolled the first patient in June 2025 and is expected to recruit 12 patients initially across three dose groups. The study will measure C-peptide levels (a marker for insulin) and HbA1c (a marker for blood glucose) after three months compared with baseline and the number of hyperglycemic events.

MTX110

MTX110 is a solubilised formulation of the histone deacetylase (HDAC) inhibitor, panobinostat. This proprietary formulation enables delivery of the product via convection-enhanced delivery (CED) at chemotherapeutic doses directly to the site of the brain tumor, by-passing the blood-brain barrier and potentially avoiding systemic toxicity. All three types of brain cancer being studied are orphan.

Recurrent Glioblastoma (“rGBM”)

Our Phase 1 MAGIC-G1 study (NCT05324501) of MTX110 in rGBM has completed the dose escalation part of the study with the recruitment of the fourth patient in Cohort A. Overall survival was reported as between 11 and 12 months. Glioblastoma virtually always recurs with median Progression Free Survival of 1.5–6.0 months and median Overall Survival of 2.0–9.0 months.

Diffuse Midline Glioma (“DMG”)

In February 2024 we announced headline data from a Phase 1 IIT study conducted by Columbia University in newly diagnosed patients with DMG. As this was the first ever study of repeated infusions to the pons via an implanted CED catheter, the primary objective of the study was safety and tolerability and, accordingly, the number of infusions was limited to two, each of 48 hours, seven days apart in nine patients. One patient suffered a severe adverse event assessed by the investigators as not related to the study drug. Although not powered to reliably demonstrate efficacy, median Overall Survival of patients in the study was 16.5 months compared with median survival rate in a cohort of 316 cases of 10.0 months.

Study investigators subsequently presented the results of the trial at the 21st International Symposium on Pediatric Neuro-Oncology (ISPNO 2024) in Philadelphia, PA.

Medulloblastoma

An IIT Phase I study of MTX110 in medulloblastoma remains ongoing at the University of Texas.

Due to resource constraints, MTX110 has been de-prioritised and there are no current development activities being undertaken.

6

Financing

Equity Line of Credit

In January 2025, we entered into a securities purchase agreement, or equity line of credit (“ELOC”), with the newly formed C/M. Under the terms of the ELOC, we have the right, but not the obligation, to sell to C/M from time to time up to $35 million of newly issued ADSs over a 36-month period, unless the ELOC is terminated. As consideration for the execution and delivery of the ELOC, we agreed to pay a commitment fee (“Commitment Fee”) of $875,000 in cash, of which (i) $612,500 was to be paid to C/M on signing the ELOC and (ii) the balance was to be paid pro rata, simultaneously with the delivery of any ADSs sold under the ELOC. We had the right to issue ADSs representing the value of the applicable portion of the Commitment Fee. We paid the initial Commitment Fee of $612,500 through the issuance of 140,080 Depositary Shares to the Purchaser.

We may direct C/M to purchase a specified number of ADSs not to exceed $2.5 million on any given day, at a price based on a formula, typically 95% of the closing price on the prior day. As of June 30, 2025, the Company had raised gross proceeds of $8.56 million from the ELOC.

Warrant Inducement

In May 2025 we entered into letter agreements with certain holders of outstanding Series E, Series H, Series J and Series K warrants to reduce the exercise price of such warrants to $0.31 per share. The holders exercised an aggregate of 200,433 warrants representing the same number of ADSs. We received gross proceeds of approximately $62,000, before offering expenses. The Company did not issue new warrants to replace the exercised warrants and did not engage a placement agent to facilitate the transaction.

7

1H25 FINANCIAL REVIEW

The unaudited results for the six months ended June 30, 2025 are discussed below:

Key performance indicators (KPIs):

	1H 2025	1H 2024	Change

R&D costs	£1.67m	£2.19m	(24)%
R&D as % of operating costs	41%	52%	(11)%
Net cash inflow/(outflow) for the period	£2.37m	£(0.92)m	N/M

Biodexa’s KPIs focus on the key areas of operating results, R&D spend and cash management. These measures provide information on the core R&D operations. Additional financial and non-financial KPIs may be adopted in due course.

Revenues

Revenue for both periods was £Nil. The last of the Company’s R&D collaborations concluded in September 2023.

Research and Development

R&D costs for 1H25 and 1H24, analysed by development project indication were as follows:

Six months ended June 30	2025	2024
	£’000	£’000
eRapa
Familial Adenomatous Polyposis	251	175
Non-muscle Invasive Bladder Cancer	127	95
Total eRapa	378	270

Tolimidone
Type 1 Diabetes	270	383
Total tolimidone	270	383

MTX110 (panobinostat)
Diffuse Midline Glioma	-	-
Recurrent Glioblastoma	14	360
Medulloblastoma	-	-
Total MTX110 (panobinostat)	14	360

Other preclinical	1	104

R&D overheads	1,002	1,072

Total R&D	1,665	2,189

R&D costs in 1H25 reduced by £0.52 million, or 24%, to £1.67 million compared with £2.19 million in 1H24. The percentage of R&D costs as a percentage of total operating costs decreased to 41% in the period from 52%. The reduction in R&D costs in 1H25 reflects a reduction in spend of £0.56 million on the MAGIC-G1 study in rGBM and preclinical studies offset by an increase in expenditure (net of CPRIT grant income) on MTX230 (eRapa). The percentage of MTX230 (eRapa) costs that were able to be offset against grant funding during the period was 82% and we anticipate that over the life of the grant this will be 67%.

8

Administrative Costs

Administrative costs in 1H25 increased by £0.34 million, or 17%, to £2.38 million from £2.03 million in 1H24. The increase in administrative costs in 1H25 is driven by a foreign exchange charge of £0.40 million in the period compared to a £0.06 million gain in 2024. This was offset by a reduction in transaction related costs of £0.13 million. Transaction costs in the period included a £0.37 million non- cash upfront commitment fee for the ELOC.

Finance Income and Expense

Finance income in 1H25 and 1H24 included gains in respect of an equity settled derivative financial liability of £0.15 million (1H24: £0.75 million). The gains arose as a result of the fall in the Biodexa share price. In addition, the Company earned interest on cash deposits.

Finance expense in the period related to lease liabilities, discounted interest on deferred consideration and interest on the promissory note issued in December 2024.

Cash Flows

Cash outflows from operating activities in 1H25 were £3.30 million compared to £4.81 million in 1H24, driven by a net loss of £3.81 million (1H24: £3.31 million) and after negative working capital of £0.04 million (1H24: negative £0.87 million) and other positive non-cash items totalling £0.24 million (1H24: negative £0.63 million).

Net cash used in investing activities in 1H25 of £0.34 million (1H24: outflow £0.75 million) resulted from the payment of deferred consideration on the eRapa licence of £0.37 million (1H24: £0.85 million) offset by £0.04 million of interest received (1H24: £0.10 million).

Net cash generated from financing activities in 1H25 was £6.01 million (1H24: inflow £4.65 million), which was driven by £6.20 million proceeds from share issuances under the ELOC, £0.05 million net proceeds from a warrant inducement, offset by loan repayments (including interest) of £0.15 million and payments on lease liabilities of £0.10 million.

Overall, cash increased by £2.37 million in 1H25 compared to a decrease of £0.92 million in 1H24. This resulted in a cash balance at June 30, 2025 of £4.04 million compared with £5.05 million at June 30, 2024 and £1.67 million at December 31, 2024.

Going concern

Biodexa has experienced net losses and significant cash outflows from cash used in operating activities over the past years as it develops its portfolio. For the six months to June 30, 2025, the Group incurred a consolidated loss from operations of £3.81 million (1H24: £3.31 million) and negative cash flows from operating activities of £3.30 million (1H24: £4.81 million). As of June 30, 2025, the Group had accumulated deficit of £154.13 million.

The Group’s future viability is dependent on its ability to raise cash from financing activities to finance its development plans until commercialisation, generate cash from operating activities and to successfully obtain regulatory approval to allow marketing of its development products. The Group’s failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.

9

The Directors believe there are adequate options and time available to secure additional financing for the Group and after considering the uncertainties, the Directors consider it is appropriate to continue to adopt the going concern basis in preparing these financial statements. The Group’s consolidated financial statements have therefore been presented on a going concern basis, which contemplates the realisation of assets and the satisfaction of liabilities in the normal course of business.

As at June 30, 2025, the Group had cash and cash equivalents of £4.03 million. The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Group for the next three years including the period 12 months from the date of approval of this interim financial information. These forecasts show that further financing will be required before the second quarter of 2026 assuming, inter alia, that certain development programs and other operating activities continue as currently planned. Provided certain conditions are met, including the price of the Company’s ADSs quoted on NASDAQ being above $1.00, the Company may direct C/M to purchase ADSs and receive proceeds in accordance with a formula price for up to 36 months from January 2025. There is no guarantee that the Company will be able to use the ELOC to the extent necessary to finance the Company’s operations.

In the Directors’ opinion, the environment for financing of small and micro-cap biotech companies remains challenging. While this may present acquisition and/or merger opportunities with other companies with limited or no access to financing, as noted above, any attendant financings by Biodexa are likely to be dilutive. The Directors continue to evaluate financing options, including those connected to acquisitions and/or mergers, potentially available to the Group. Any alternatives considered are contingent upon the agreement of counterparties and accordingly, there can be no assurance that any of alternative courses of action to finance the Group would be successful.

This requirement for additional financing in the short term represents a material uncertainty that may cast significant doubt upon the Group’s ability to continue as a going concern. Should it become evident in the future that there are no realistic financing options available to the Group which are actionable before its cash resources run out then the Group will no longer be a going concern. In such circumstances, we would no longer be able to prepare financial statements under paragraph 25 of IAS 1. Instead, the financial statements would be prepared on a liquidation basis and assets would be stated at net realizable value and all liabilities would be accelerated to current liabilities.

Stephen Stamp

Chief Executive Officer and Chief Financial Officer

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Consolidated Statements of Comprehensive Income

For the six month period ended June 30

	Note	2025 unaudited £’000	2024 unaudited £’000
Revenue		-	-
Other income		27	-
Research and development costs		(1,665)	(2,189)
Administrative costs		(2,378)	(2,034)
Loss from operations		(4,016)	(4,223)
Finance income	3	180	839
Finance expense	3	(135)	(49)
Loss before tax		(3,971)	(3,433)
Taxation		165	125
Loss for the period attributable to the owners of the parent		(3,806)	(3,308)
Items that will or may be reclassified subsequently to profit or loss:
Exchange gain arising on translation of foreign operations		3	-
Total comprehensive loss attributable to the owners of the parent		(3,803)	(3,308)
Loss per share
Basic and diluted loss per ordinary share – £	4	£(0.0002)	£(0.001)

The accompanying notes form part of these financial statements

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Consolidated Statements of Financial Position

	Note	As at June 30, 2025 unaudited £’000	As at December 31, 2024 £’000
Assets
Non-current assets
Property, plant and equipment		187	324
Intangible assets		5,645	5,646
Total Non-Current Assets		5,832	5,970
Current assets
Trade and other receivables		4,494	6,568
Taxation		462	573
Cash and cash equivalents		4,036	1,669
Total Current Assets		8,992	8,810
Total assets		14,824	14,780
Liabilities
Non-current liabilities
Deferred consideration		909	1,306
Borrowings		-	118
Total Non-Current Liabilities		909	1,424
Current liabilities
Trade and other payables		1,414	3,504
Deferred consideration		522	538
Borrowings		501	609
Derivative financial liability		42	383
Total current Liabilities		2,479	5,034
Total liabilities		3,388	6,458
Issued capital and reserves attributable to owners of the parent
Share capital	5	13,935	11,725
Share premium		97,734	93,124
Merger reserve		53,003	53,003
Warrant reserve		894	894
Foreign exchange reserve		3	-
Accumulated deficit		(154,133)	(150,424)
Total equity		11,436	8,322
Total equity and liabilities		14,824	14,780

The accompanying notes form part of these financial statements

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Consolidated Statements of Cash Flows

For the six month period ended June 30

	Note	2025 unaudited £’000	2024 unaudited £’000
Cash flows from operating activities
Loss for the period		(3,806)	(3,308)
Adjustments for:
Depreciation of property, plant and equipment		70	67
Depreciation of right of use asset		69	68
Amortisation of intangible fixed asset		1	1
Impairment of commission paid in advance on ELOC		373	-
Finance income	3	(180)	(839)
Finance expense	3	135	49
Share-based payment expense		97	150
Taxation	4	(165)	(125)
Foreign exchange losses		(157)	2
Cash flows from operating activities before changes in working capital		(3,563)	(3,935)
Decrease/(Increase) in trade and other receivables		2,047	(1,298)
(Decrease)/Increase in trade and other payables		(2,090)	426
Cash used in operations		(3,606)	(4,807)
Taxes receipts		302	-
Net cash used in operating activities		(3,304)	(4,807)

13

Consolidated Statements of Cash Flows (continued)

For the six month period ended June 30

	Note	2025 unaudited £’000	2024 unaudited £’000
Investing activities
Purchases of property, plant and equipment		(2)	-
Purchase of intangible assets		(372)	(852)
Interest received		35	98
Net cash generated from/(used in) investing activities		(339)	(754)
Financing activities
Interest paid		(10)	-
Amounts paid on lease liabilities		(95)	(93)
Repayment of Promissory Note		(136)	-
Share issues including warrants, net of costs	5	6,251	4,738
Net cash generated from/(used in) financing activities		6,010	4,645
Net increase/(decrease) in cash and cash equivalents		2,367	(916)
Cash and cash equivalents at beginning of period		1,669	5,971
Cash and cash equivalents at end of period		4,036	5,055

The accompanying notes form part of these financial statements

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Consolidated Statements of Changes in Equity (unaudited)

	Note	Share capital £’000	Share premium £’000	Merger reserve £’000	Warrant reserve £’000	Foreign exchange reserve £’000	Accumulated deficit £’000	Total equity £’000
At January 1, 2025		11,725	93,124	53,003	894	-	(150,424)	8,322
Loss for the period		-	-	-	-	-	(3,806)	(3,806)
Foreign exchange translation		-	-	-	-	3	-	3
Total comprehensive loss		-	-	-	-	3	(3,806)	(3,803)
Transactions with owners:
Shares issued under ELOC agreement	5	2,024	4,551	-	-	-	-	6,575
Costs associated with ELOC agreement		86	(76)	-	-	-	-	10
Shares issued on 15 May 2024	5	100	143	-	-	-	-	243
Costs associated with share issue on 15 May 2024		-	(8)	-	-	-	-	(8)
Share-based payment charge		-	-	-	-	-	97	97
Total contribution by and distributions to owners		2,210	4,610				97	6,917
At June 30, 2025		13,935	97,734	53,003	894	3	(154,133)	11,436

	Note	Share capital £’000	Share premium £’000	Merger reserve £’000	Warrant reserve £’000	Accumulated deficit £’000	Total equity £’000
At January 1, 2024		6,253	86,732	53,003	3,457	(144,767)	4,678
Loss for the period		-	-	-	-	(3,308)	(3,308)
Total comprehensive loss		-	-	-	-	(3,308)	(3,308)
Transactions with owners:
Shares issued on February 15, 2023	5	1,242	3,730	-	1,690	-	6,662
Costs associated with share issue on February 15, 2023		-	(369)	-	(125)	-	(494)
Shares issued on May 26, 2023	5	1,043	1,081	-	(1,348)	-	776
Costs associated with share issue on May 26, 2023		151	68	-	-	-	219
Share-based payment charge		-	-	-	-	195	195
Total contribution by and distributions to owners		2,436	4,510	-	217	195	7,358
At June 30, 2024		8,689	91,242	53,003	3,674	(147,880)	8,727

The accompanying notes form part of these financial statements

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Notes Forming Part of The Consolidated Unaudited Interim Financial Information

For the six month period ended June 30, 2025

1.	Basis of preparation

The unaudited interim consolidated financial information for the six months ended June 30, 2025 has been prepared following the recognition and measurement principles of the International Financial Reporting Standards, International Accounting Standards and Interpretations (collectively IFRS) issued by the International Accounting Standards Board (IASB), and as adopted by the UK and in accordance with International Accounting Standard 34 Interim Financial Reporting (‘IAS 34’). The interim consolidated financial information does not include all the information and disclosures required in the annual financial information and should be read in conjunction with the audited financial statements for the year ended December 31, 2024.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting periods.

Book values approximate to fair value at June 30, 2025, June 30, 2024 and 31 December 31, 2024.

The condensed interim financial information contained in this interim statement does not constitute statutory financial statements as defined by section 434(3) of the Companies Act 2006. The condensed interim financial information has not been audited. The comparative financial information for the six months ended June 30, 2024 and the year ended December 31, 2024 in this interim financial information does not constitute statutory financial statements for that period or year. The statutory financial statements for December 31, 2024 have been delivered to the UK Registrar of Companies. The auditor’s report on those accounts was unqualified and did not contain a statement under section 498(2) or 498(3) of the Companies Act 2006. The auditor’s report did draw attention to a material uncertainty related to going concern and the requirement, as of the date of the report, for additional funding to be raised by the Company by the fourth quarter of 2025.

Biodexa Pharmaceutical’s annual reports may be downloaded from the Company’s website at https://biodexapharma.com/investors/financial-reports-and-presentations/#financial-reports or a copy may be obtained from 1 Caspian Point, Caspian Way, Cardiff CF10 4DQ.

Going Concern – material uncertainty

Biodexa has experienced net losses and significant cash outflows from cash used in operating activities over the past years as it develops its portfolio. For the six months to June 30, 2025, the Group incurred a consolidated loss from operations of £3.81million (1H24: loss £3.31 million) and negative cash flows from operating activities of £3.30 million (1H24 £4.81 million). As of June 30, 2025, the Group had accumulated deficit of £154.13 million.

The Group’s future viability is dependent on its ability to raise cash from financing activities to finance its development plans until commercialisation, generate cash from operating activities and to successfully obtain regulatory approval to allow marketing of its development products. The Group’s failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.

The Directors believe there are adequate options and time available to secure additional financing for the Group and after considering the uncertainties, the Directors consider it is appropriate to continue to adopt the going concern basis in preparing these financial statements. The Group's consolidated financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As at June 30, 2025, the Group had cash and cash equivalents of £4.04 million. The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Group for the next three years including the period 12 months from the date of approval of this interim financial information. These forecasts show that further financing will be required before the second quarter of 2026 assuming, inter alia, that certain development programs and other operating activities continue as currently planned. Provided certain conditions are met, including the price of the Company’s ADSs quoted on NASDAQ being above $1.00, the Company may direct C/M to purchase ADSs and receive proceeds in accordance with a formula price for up to 36 months from January 2025. There is no guarantee that the Company will be able to use the ELOC to the extent necessary to finance the Company’s operations.

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In the Directors’ opinion, the environment for financing of small and micro-cap biotech companies remains challenging. While this may present acquisition and/or merger opportunities with other companies with limited or no access to financing, as noted above, any attendant financings by Biodexa are likely to be dilutive. The Directors continue to evaluate financing options, including those connected to acquisitions and/or mergers, potentially available to the Group. Any alternatives considered are contingent upon the agreement of counterparties and accordingly, there can be no assurance that any of alternative courses of action to finance the Company would be successful.

This requirement for additional financing in the short term represents a material uncertainty that may cast significant doubt upon the Group’s ability to continue as a going concern. Should it become evident in the future that there are no realistic financing options available to the Group which are actionable before its cash resources run out then the Group will no longer be a going concern. In such circumstances, we would no longer be able to prepare financial statements under paragraph 25 of IAS 1. Instead, the financial statements would be prepared on a liquidation basis and assets would be stated at net realizable value and all liabilities would be accelerated to current liabilities.

2.	Accounting for eRapa and CPRIT grant

The License and Collaboration Agreement (“LCA”) entered into with Emtora in April 2024 meets the definition of a Joint Arrangement under IFRS 11, specifically related to the FAP program.

A jointly controlled escrow account was established on completion of the LCA. All FAP program transactions are processed through the escrow account, including the Company’s deposits of matching funds, as set out in the agreement, the receipt of grant funding from CPRIT and the payment of eligible R&D expenses. Although the CPRIT grant and R&D supplier contracts are with Emtora, the joint arrangement nature of the LCA results in Emtora being deemed to be acting as the Company’s agent. Accordingly, the Company recognises 100% of the grant and 100% of the R&D expenditure. The CPRIT grant recognised is on a 1 for 2 match. In accordance with the Company’s accounting policy, the grant, as it is the re-imbursement of directly related costs, is credited to R&D costs in the same period in The Statements of Comprehensive Income. The escrow account is recognised within prepayments, CPRIT grant received in advance is recognised within deferred revenue and any grant not yet received is recognised in accrued income.

In 1H25 the company recognised R&D costs of £0.5 million (1H24: £0.2 million) on the FAP project, made up of expenditure of £2.6 million (1H24: £0.5 million) netted against CPRIT grant of £2.1 million (1H24: £0.3 million).

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The balances in relation to the FAP project as at June 30 were as follows:

	June 30, 2025 unaudited £’000	June 30, 2024 unaudited £’000
Prepayments*	2,751	6,114
Accrued revenue	599	-
Deferred revenue	-	(1,468)

* prepayment reflects only the escrow account balance

3.	Finance income and expense

	Six months ended June 30, 2025 unaudited £’000	Six months ended June 30, 2024 unaudited £’000
Finance income
Interest received on bank deposits	32	86
Other interest	3	2
Gain on equity settled derivative financial liability	145	751
Total finance income	180	839

The gain on the equity settled derivative financial liability in 1H25 and 1H24 arose as a result of the fall in the Biodexa share price.

	Six months ended June 30, 2025 unaudited £’000	Six months ended June 30, 2024 unaudited £’000
Finance expense
Interest expense on lease liabilities	6	11
Interest expense on deferred consideration	86	38
Other loans	43	-
Total finance expense	135	49

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4.	Loss per share

Basic loss per share amounts are calculated by dividing the net loss for the period from continuing operations, attributable to ordinary equity holders of the parent company, by the weighted average number of ordinary shares outstanding during the period. As the Group made a loss for the period the diluted loss per share is equal to the basic loss per share.

	Six months ended June 30, 2025 unaudited £’000	Six months ended June 30, 2024 unaudited £’000
Numerator
Loss used in basic EPS and diluted EPS:	(3,806)	(3,308)
Denominator
Weighted average number of ordinary shares used in basic EPS	25,267,266,823	3,280,798,115

Basic and diluted loss per share:	£(0.0002)	£(0.001)

At a General Meeting on 11 June 2025, shareholders approved the subdivision and redesignation of the Company’s Issued Ordinary Shares of £0.00005 each into to one Ordinary Share of £0.000001 each and 49 ‘D’ Deferred Shares of £0.000001 each. The ‘D’ Deferred Shares have limited rights and are effectively valueless. The share sub-division and redesignation did not impact the calculation of the denominator as the number of Issued Ordinary Shares did not change.

The Company has considered the guidance set out in IAS 33 in calculating the denominator in connection with the issuance of Pre-Funded and Abeyance Shares. Management have recognised the warrants from the date of grant rather than the date of issue of the corresponding Ordinary Shares when calculating the denominator.

The Group has made a loss in the current and previous periods presented, and therefore the options and warrants are anti-dilutive. As a result, diluted earnings per share is presented on the same basis as basic earnings per share.

5.	Share capital and reserves

Authorised, allotted and fully paid – classified as equity	As at June 30, 2025 unaudited Number	As at June 30, 2025 unaudited £	As at December 31, 2024 Number	As at December 31, 2024 £
Ordinary shares of £0.000001 each	61,952,308,922	61,952	6,685,918,922	334,296
‘A’ Deferred shares of £1 each	1,000,001	1,000,001	1,000,001	1,000,001
‘B’ Deferred shares of £0.001 each	4,063,321,418	4,063,321	4,063,321,418	4,063,321
‘C’ Deferred shares of £0.00005 each	126,547,389,518	6,327,370	126,547,389,518	6,327,370
‘D’ Deferred shares of £0.000001 each	2,482,747,137,178	2,482,747	-	-
Total		13,935,391		11,724,988

Ordinary and deferred shares were recorded as equity.

At a General Meeting on 11 June 2025, shareholders approved the subdivision and redesignation of the Company’s Issued Ordinary Shares of £0.00005 each into to one Ordinary Share of £0.000001 each and 49 ‘D’ Deferred Shares of £0.000001 each. The ‘D’ Deferred Shares have limited rights and are effectively valueless.

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As at June 30, 2025 and December 31, 2024 the Company had 17,415 pre-funded warrants outstanding over ADS’s. These are recognised in the warrant reserve until exercise.

In accordance with the Articles of Association for the Company adopted on 11 June 2025, the share capital of the Company consists of an unlimited number of ordinary shares of nominal value £0.000001 each. Ordinary and deferred shares were recorded as equity.

6.	Related party transaction

The Directors consider there to be no related party transactions during the periods reported other than Directors Remuneration.

7.	Contingent liabilities

The Company is in a dispute with a former advisor over fees. In the event the Company is unsuccessful in its dispute the amount due to the vendor is approximately $1.16 million, of which $0.82 million would be payable in cash and the remainder amount in warrants exercisable for our ADSs. The Directors note that in the event of an unfavourable resolution the Company would not be able to recoup the loss from another party.

8.	Events after the reporting date

On July 15, 2025, the Company announced a ratio change on its ADSs from one (1) ADS representing ten thousand (10,000) ordinary shares, to the new ratio of one (1) ADS representing one hundred thousand (100,000) ordinary shares (the "Ratio Change"). The effective date of the Ratio Change was July 31, 2025.

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